                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                                   ATMI, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    00207R101
                               -----------------
                                 (CUSIP Number)

                               Lamonte H. Lawrence
              c/o Lawrence Semiconductor Research Laboratory, Inc.
                           2300 West Huntington Drive
                              Tempe, Arizona 85282
                                 (602) 438-2300

                                 with a copy to:

                                Jonathan Freedman
                              Dewey Ballantine LLP
                           1301 Avenue of the Americas
                             New York, NY 10019-6092
                                 (212) 259-8000

-------------------------------------------------------------------------------

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 MARCH 26, 1998
                ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_| .

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the Reporting Person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

----------------------------------            ---------------------------------
CUSIP NO.  00207R101                                  PAGE   2    OF   7  PAGES
----------------------------------            ---------------------------------

------ -------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Lamonte H. Lawrence

------ -------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
                                                                       (b) |_|

           Not Applicable
------ -------------------------------------------------------------------------
   3   SEC USE ONLY

------ -------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

           Not Applicable

------ -------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  |_|

------ -------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

----------------- ------ -------------------------------------------------------


    NUMBER OF        7   SOLE VOTING POWER

     SHARES              2,073,922

  BENEFICIALLY    ------ ------------------------------------------------------
                     8   SHARED VOTING POWER
    OWNED BY
                         None
      EACH        ------ ------------------------------------------------------
                     9   SOLE DISPOSITIVE POWER
   REPORTING
                         2,073,922
     PERSON       ------ ------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
      WITH
                         None
------ -------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,073,922
------ -------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                             |_|

        Not Applicable
------ -------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        10.1%
------ -------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

        IN
------ -------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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               This Amendment No. 1 to the Statement on Schedule 13D of Lamonte
H. Lawrence (the "Schedule 13D") which was filed with the Securities and Exchange Commission on October 14, 1997 relates to the common stock, par value $.01 per share, of ATMI, Inc., a Delaware corporation (the "ATMI Common Stock"). Capitalized terms used but not defined herein are as defined in the Schedule 13D.

ITEM 4.        PURPOSE OF TRANSACTION.

               Item 4 of the Schedule 13D is hereby supplemented by the addition of the following:

               In March 1998, Mr. Lawrence received 41,922 shares of ATMI Common Stock pursuant to a post-closing adjustment contemplated by the Merger Agreement.

               On March 31, 1998, Mr. Lawrence sold an aggregate of 1,308,484 shares of ATMI Common Stock pursuant to a registered public offering (the "Offering") to the underwriters (the "Underwriters") as contemplated by the Underwriting Agreement (the "Underwriting Agreement"), dated March 26, 1998 among ATMI, Inc., the Underwriters listed on Schedule I thereto and the selling stockholders listed on Schedules II and III thereto (the "Selling Stockholders"). In addition, Mr. Lawrence granted to the Underwriters an option to purchase 215,516 shares of ATMI Common Stock, exercisable no later than 30 days after the date of the execution of the Underwriting Agreement, solely to cover over-allotments. As of April 2, 1998, the Underwriters exercised such option in full (as well as options granted by ATMI, Inc. and the other Selling Stockholders). Upon completion of the Offering, Mr. Lawrence owns 10.1% of the outstanding shares of ATMI Common Stock. Except as previously disclosed, Mr. Lawrence does not have any plan or proposal which relates to or would result in any of the actions enumerated in Item 4 of the Schedule 13D, except that Mr. Lawrence may dispose of additional shares of ATMI Common Stock or may acquire shares of ATMI Common Stock, from time to time, depending upon market conditions, evaluation of alternative investments and other factors.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

               Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

               (a) Mr. Lawrence beneficially owns 2,073,922 shares of ATMI Common Stock which represent approximately 10.1%(1) of all ATMI Common Stock outstanding as of the date hereof.*

               (b) Mr. Lawrence currently has the sole power to vote or direct the vote and to dispose or direct the disposition of all of the shares of ATMI Common Stock referred to in paragraph (a) above.*





____________________
(1) Calculated based on ATMI, Inc.'s 1997 Annual Report on 10-K, dated as of March 2, 1998, which indicated 18,177,901 shares of ATMI Common Stock outstanding, plus an additional 2,257,291 shares of ATMI Common Stock issued by ATMI, Inc. pursuant to the Offering.



                               Page 3 of 7 Pages
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               (c) The only transaction involving the ATMI Common Stock by
Mr. Lawrence involve (i) the issuance of shares of ATMI Common Stock to Mr. Lawrence pursuant to post-closing adustment contemplated by the Merger Agreement and (ii) the sale of 1,524,000 shares of ATMI Common Stock, in each case as described in Items 4 and 6 hereof.

               (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of ATMI Common Stock beneficially owned by Mr. Lawrence.*

               (e)  Not applicable.

* Pursuant to California law, Regina Lawrence, the wife of Mr. Lawrence, holds a one-half community property interest in the shares of ATMI Common Stock held of record by Mr. Lawrence. Regina Lawrence disclaims beneficial ownership of such shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        On March 26, 1998, Mr. Lawrence, the other Selling Stockholders, ATMI, Inc. and the Underwriters entered into the Underwriting Agreement. Pursuant to the Underwriting Agreement, Mr. Lawrence agreed to sell 1,308,484 shares of ATMI Common Stock to the Underwriters at a sales price of $28.10 per share (net of underwriting commissions). In addition, Mr. Lawrence granted to the Underwriters an option to purchase an additional 215,516 shares of ATMI Common Stock at a sales price of $28.10 per share (net of underwriting commissions), exercisable within 30 days of the date of the execution of the Agreement, solely for purposes of covering over-allotments made in connection with the Offering. As of April 2, 1998, the Underwriters exercised such option in full (as well as options granted by ATMI, Inc. and the other Selling Stockholders). ATMI, Inc. and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute payments the Underwriters may be required to make in respect thereof. ATMI, Inc. has obtained an insurance policy providing the Selling Stockholders coverage with respect to the shares of ATMI Common Stock sold by the Selling Stockholders, including Mr. Lawrence. The premium with respect to such policy will be paid by ATMI, Inc. Mr. Lawrence as well as the other Selling Stockholders have agreed that, without the prior written consent of Hambrecht & Quist LLC, one of the Underwriters, they will not, directly or indirectly, sell, offer, contract to sell, make any short sale, pledge, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of ATMI Common Stock or any securities convertible into or exchangeable or exercisable for or any rights to purchase or acquire ATMI Common Stock or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences or ownership of ATMI Common Stock, whether any such transaction described above is settled by delivery of ATMI Common Stock or such other securities, in cash or otherwise, during the 90-day period after the date of the Underwriting Agreement, except that the Selling Stockholders may make certain transfers of ATMI Common Stock to members of their immediate family. A copy of the Underwriting Agreement is attached hereto as exhibit g and is incorporated herein by reference.


                               Page 4 of 7 Pages
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ITEM 7.    MATERIAL TO BE FILED AS EXHIBIT.

        (g) - Underwriting Agreement dated March 26, 1998 among the Underwriters, ATMI, Inc. and the Selling Stockholders, incorporated by reference to Exhibit 1.01 to Amendment No.1 to the Registration Statement on Form S-1 of ATMI, Inc., filed March 3, 1998 as originally filed on February 20, 1998 (File No. 33-46609).



                               Page 5 of 7 Pages
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                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 2, 1998

                                                /s/ Lamonte H. Lawrence
                                               ---------------------------
                                                    Lamonte H. Lawrence



                               Page 6 of 7 Pages
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                                  EXHIBIT INDEX

EXHIBIT
 LETTER        DESCRIPTION

    (g) Underwriting Agreement, dated March 26, 1998 among the Underwriters, ATMI, Inc. and the Selling Stockholders, incorporated by reference to Exhibit 1.01 to Amendment No.1 to the Registration Statement on Form S-1 of ATMI, Inc., filed March 3, 1998 as originally filed on February 20, 1998 (File No. 33-46609).



                               Page 7 of 7 Pages